UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                          Commission File Number 1-143

                           NOTIFICATION OF LATE FILING

      (Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
                          [ ] Form N-SAR [ ] Form N-CSR

      For Period Ended:  December 31, 2006

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR

      For the Transition Period Ended: ___________________



If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable

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PART I - REGISTRANT INFORMATION
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GENERAL MOTORS CORPORATION
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Full name of registrant


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Former name if applicable


300 Renaissance Center
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Address of principal executive office (STREET AND NUMBER)


Detroit, Michigan   48265-3000
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City, state and zip code

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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
             portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
[X] quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K,
10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)



 General Motors Corporation ("GM"or "the Company") is unable to file its Annual Report on Form 10-K by March 1, 2007, due to issues regarding the accounting for deferred income tax liabilities under Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, and certain hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. GM currently intends to file its Form 10-K as soon as practicable and in any event no later than the fifteenth calendar day
 (March 16, 2007) following the date on which the Form 10-K was due (March 1, 2007). At that time, GM also intends to report restated results for the years ended December 31, 2002 to December 31, 2005 and for the first three quarters of 2006.






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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

    Nick Cyprus, Controller
    & Chief Accounting Officer          313                  667-3434
    --------------------------      ----------         -----------------------
    (Name)                          (Area Code)          (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


As disclosed in prior filings the current estimate of the cumulative impact of the accounting adjustments under SFAS No. 133 to retained earnings, as of September 30, 2006, is an increase of approximately $200 million.

In addition, GM previously disclosed that retained earnings as of December 31, 2001 and subsequent periods are understated by a range of $450 million to $600 million due to an overstatement of deferred tax liabilities. GM currently estimates that the deferred income tax liability overstatement is approximately $1 billion. This impact is partially offset by an estimated $500 million adjustment to stockholders' equity related to taxation of foreign currency translation, arising primarily prior to 2002, and affects all periods through the third quarter of 2006. The estimate net effect of such tax adjustments results in an understatement of stockholders' equity as of December 31, 2001 and subsequent periods of approximately $500 million.

This notification of late filing on Form 12b-25 contains forward-looking statements. These forward-looking statements are based on the Company's current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

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                           GENERAL MOTORS CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 2, 2007                   By  /s/Nick Cyprus
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                                          Controller and
                                          Chief Accounting Officer
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